THE CUTLER TRUST
INVESTMENT ADVISORY AGREEMENT

Schedule A

Advisory Fees

Fund	Fee as a % of the Annual Average Daily Net Assets of the Fund
Cutler Equity Fund	0.75%
Cutler Income Fund	0.50%
Cutler Emerging Markets Fund	0.85%

Accepted and Agreed with respect to the Cutler Emerging Markets Fund effective this 30th day of June 2015:

THE CUTLER TRUST

By:
Erich M. Patten
President

CUTLER INVESTMENT COUNSEL, LLC

By:
Matthew C. Patten
President